

July 25, 2011

Via E-mail
James D. Frias
Chief Financial Officer
Nucor Corporation
1915 Rexford Road
Charlotte, North Carolina 28211

      RE: Nucor Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed February 28, 2011
               File No 1-04119

Dear Mr Frias:

We have reviewed your correspondence filed July 12, 2011 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. You state that in recent years, approximately 30% to 40% of your sheet sales have been to contract customers and a portion of these contracts are based on quarterly CRU pricing. It appears that quarterly CRU pricing in the present quarter may impact subsequent quarters. In future filings, where management has knowledge of future trends, please provide disclosure that alerts investors of your management's expectation of pricing and any material changes in average price realization. This comment is not intended solely for sheet sales but to all applicable sales impacted by index pricing where management has knowledge of a future trend.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 with any legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief